

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 18, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Medium-Term Senior Notes, Series N, Callable Fixed Rate Notes Due December 18, 2035 of CITIGROUP GLOBAL MARKETS HOLDINGS INC., guaranteed by CITIGROUP INC., under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company